J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

SVB Leerink LLC

One Federal Street, 37th Floor

Boston, MA 02110

Guggenheim Securities, LLC

330 Madison Avenue

New York, NY 10017

February 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Revolution Medicines, Inc.

Registration Statement on Form S-1 (File No. 333-252613)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Revolution Medicines, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 PM, Eastern Time, on February 3, 2021, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Latham & Watkins LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and each underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC COWEN AND COMPANY, LLC SVB LEERINK LLC GUGGENHEIM SECURITIES, LLC As representatives of the several underwriters listed in Schedule 1 to the Underwriting Agreement

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

SVB LEERINK LLC

By:	/s/ Irena Melnikova
Name: Irena Melnikova
Title: Managing Director

GUGGENHEIM SECURITIES, LLC

By:	/s/ Ron Gerber
Name: Ron Gerber
Title: Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request]